UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(Exact Name of Registrant as Specified in Charter)

Cayman Islands	000-53233	98-0562157
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Room 2301, 19 Des Voeux Road, Central, Hong Kong
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 852-2169-6390

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                           Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes ☐                                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________.

IMPORTANT NOTICES

China Fundamental Acquisition Corporation (“China Fundamental”) and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the special meeting of China Fundamental’s shareholders to be held to approve the proposed acquisition discussed in the section titled “Entry Into a Material Definitive Agreement for a Business Combination” below. China Fundamental’s officers and directors have no rights to any liquidation distribution China Fundamental makes with respect to the ordinary shares sold in its initial public offering (“IPO”). Therefore, their equity holding will have no value if China Fundamental does not acquire a target business within 24 months of the IPO as required by China Fundamental’s Memorandum and Articles of Association, unless a 12-month extension to such time is approved by its shareholders. Shareholders of China Fundamental and other interested persons are advised to read China Fundamental’s proxy statement, when available, in connection with China Fundamental’s solicitation of proxies for the special meeting because this proxy statement will contain important information, including details of the Share Purchase Agreement.

The proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed acquisition. Shareholders will also be able to obtain a copy of the proxy statement without charge from China Fundamental. The proxy statement, once available, may also be obtained without charge at the U.S. Securities and Exchange Commission’s internet site at www.sec.gov.

This report of foreign private issuer, including the exhibits contained herein, includes “forward-looking statements” that involve substantial risks and uncertainties. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this report include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this report. Such risk factors include, among others: future operating or financial results; future growth expectations and acquisitions; uncertainties as to the timing of the acquisition; approval of the transaction by China Fundamental shareholders; the satisfaction of closing conditions to the transaction; costs related to the acquisition; the performance of Wowjoint; the impact of inflation generally as well as on the rising costs of materials including steel; specific economic conditions in China generally or in the construction machinery and equipment markets in which Wowjoint operates; changes in demand for non-standard special construction machinery and equipment used in bridge, road and railway construction; changes in Wowjoint’s operating expenses; changes in laws and regulations adversely affecting the construction machinery and equipment business in China; potential liability from future litigation; and the diversion of management time on acquisition and integration related issues. Actual results may differ materially from those contained in the forward-looking statements in this report and documents submitted to the SEC. Neither China Fundamental nor Wowjoint assumes any obligation to update these forward-looking statements.

Entry into a Definitive Agreement for a Business Combination

China Fundamental Acquisition Corporation (“China Fundamental”) has entered into a definitive share purchase agreement to acquire Beijing Wowjoint Machinery Co., Ltd. and its associated companies (collectively “Wowjoint’).  Wowjoint is a leading solution provider of specialized heavy duty lifting and carrying machinery in China, deployed primarily in the construction of railways, highways, subways, bridges and ports.

The business combination, which has been unanimously approved by China Fundamental’s board of directors, is expected to be completed during the first quarter of 2010. The closing of the acquisition is subject to customary closing conditions, including approval of the acquisition agreement by holders of a majority of China Fundamental's outstanding ordinary shares. In addition, the closing is conditioned on less than 35% of the ordinary shares held by the shareholders of China Fundamental voting against the acquisition and electing to redeem their shares into cash from the trust fund established in connection with China Fundamental's initial public offering.

China Fundamental’s press release, announcing the execution of the definitive share purchase agreement with Wowjoint, is included as exhibit 99.1 to this report of foreign private issuer on Form 6-K.

Commencing in December 2009, China Fundamental intends to hold presentations for its current and/or potential shareholders regarding its proposed acquisition of Wowjoint.  A copy of the presentation materials is attached as exhibit 99.2.

Where to Find Additional Information

China Fundamental is a foreign private issuer. As such, the proxy statement and other proxy materials with respect to the proposed acquisition will not be subject to preliminary review and comment by the Securities and Exchange Commission (the “SEC”). The proxy statement with respect to the proposed acquisition will contain risk factor disclosure alerting its shareholders to the fact that its proxy materials have not been reviewed by the SEC and may not have all of the material disclosures required to be included under the SEC’s rules.

China Fundamental will file the proxy statement with the SEC, under cover of a report of foreign private issuer on Form 6-K, in connection with the proposed acquisition described herein. Shareholders are urged to carefully read the proxy statement and any other relevant documents filed with the SEC when they become available, because they will contain important information about China Fundamental, Wowjoint and the proposed acquisition. Copies of the proxy statement and other documents filed by China Fundamental will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to China Fundamental Acquisition Corporation, Room 2301, 19 Des Voeux Road, Central, Hong Kong.

Exhibits
No.	Description
99.1	Press Release, dated November 30, 2009
99.2	Investor Presentation, dated November 30, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA FUNDAMENTAL ACQUISITION CORPORATION

	By:	/s/ Chun Yi Hao
Name: Chun Yi Hao
Date: November 30, 2009		Title: Chief Executive Officer